Exhibit 99.1

Azure Power signs 600 MW PPA with SECI under 4 GW projects

New Delhi, November 17, 2021: Azure Power (NYSE: AZRE) today announced that it has signed Power Purchase Agreements (PPAs) for 600 MW ISTS connected solar power projects with Solar Energy Corporation of India (SECI), under its 4 GW manufacturing linked projects, which will supply power for 25 years at a fixed tariff of INR 2.54 (~US 3.4 cents) per kWh. The projects will be constructed in Rajasthan, the highest solar insolation state in India, for which connectivity approval is in place and land is fully identified and is under acquisition. The commissioning timeline for the projects as per the agreement is Q3 FY 2024.

Speaking on this occasion, Ranjit Gupta, MD and CEO, Azure Power said, “Continuing on our communication regarding our progress with SECI on the 4 GW manufacturing linked projects, we are happy to announce the signing of our first PPAs for 600 MW capacity. This is a significant milestone, given the long wait. With things now falling into place, we are on our way to see our 4 GW pipeline turn into contracted capacity and help us realize significant value accretion for our stakeholders. We understand SECI is progressing to tie up Power Sale Agreements for further capacity in the tender and we expect to sign PPAs when the corresponding PSAs are in place. We remain committed to our policy to only take on contracts that create shareholder value and earn returns above our cost of capital”

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent renewable power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale renewable projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost renewable power solutions to customers throughout India.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions issues related to the corona virus; supply disruptions; power curtailments by Indian state electricity authorities and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Exhibit 99.1

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Investor Contact

Vikas Bansal

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com